Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

The following is a copy of the prepared remarks for an investor conference call and web cast hosted by NetScout Systems, Inc. on October 16, 2014.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

A. Kramer: Safe Harbor Statement and Other Details

Thank you and good morning everyone. Welcome to NetScout’s fiscal 2015 second quarter conference call for the period ended September 30. Joining me on this morning’s call are the following individuals:

•	Anil Singhal, NetScout’s co-founder, president and CEO

•	Michael Szabados, NetScout’s chief operating officer; and

•	Jean Bua, NetScout’s senior vice president and chief financial officer; and

We have included on today’s webcast a slide presentation to accompany our commentary. For those listeners who have dialed into the call this morning and would like to view this slide presentation, you can find it by going to our website at www.netscout.com/investors and then clicking on today’s webcast. You can advance the slides in the webcast viewer to follow along with our commentary. We will try to remember to call out the slide number we are referencing in our remarks.

In terms of our agenda for today’s call, I’d turn your attention to slide #2. Anil Singhal will first focus on providing a more in-depth and detailed view into our planned acquisition of Danaher’s Communications business and why this is the right move at the right time for our company. He will then share his perspective on our performance this quarter. Our COO Michael Szabados will provide an update on key use cases driving customer adoption and other initiatives shaping our business today. CFO Jean Bua will then provide additional insight into the financial performance as well as discuss our guidance for the fiscal year.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide 3: Before we begin with our prepared remarks, I’d like to direct your attention to slide #3.

NetScout will file a Registration Statement on Form S-4 containing a proxy statement/prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. You can obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov or on our own website at www.netscout.com. You may also contact me directly.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov or from our own website.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Moving on to slide #4:

Safe Harbor Statement

I would like to remind everybody listening that forward-looking statements in this presentation are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this presentation, which are not strictly historical statements, constitute forward-looking statements which involve risks and uncertainties. These include without limitation, our financial guidance for fiscal year 2015 and the anticipated timing, terms or benefits of the proposed transaction involving NetScout’s acquisition of communications business lines of Danaher Corporation, constitute forward-looking statements which involve risks and uncertainties. Actual results could differ materially from the forward-looking statements, including those related to the company’s confidence in its strategic guidance and the timing associated with completing the acquisition of Danaher’s Communications business. Risks and uncertainties which could cause actual results to differ include, without limitation, risks and uncertainties associated with the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; our ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, NetScout’s relationships with strategic partners; dependence upon broad-based acceptance of

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

NetScout’s network performance management solutions; NetScout’s ability to achieve and maintain a high rate of growth, introduction and market acceptance of new products and product enhancements; the ability of NetScout to take advantage of service provider opportunities; competitive pricing pressures; reliance on sole source suppliers; successful expansion and management of direct and indirect distribution channels; and dependence on proprietary technology and the ability of NetScout to successfully integrate Accanto Systems and ONPATH Technologies, and achieve operational efficiencies. For a more detailed description of the risk factors associated with NetScout, please refer to NetScout’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 on file with the Securities and Exchange Commission. NetScout assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.

Non-GAAP Reconciliation

Finally I would like to remind you all that while the slide presentation includes both GAAP and Non-GAAP results, unless otherwise stated, financial information discussed on today’s conference call will be on a non-GAAP basis only. Non-GAAP items are described and reconciled to GAAP results in today’s press release and they are included at the end of the slide presentation that is made available online. I would also note that growth rate discussions are based on a year- over-year basis unless otherwise noted.

That concludes my perfunctory remarks. I will turn the call over to Anil at this point.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide #6

Anil Singhal

Thank you Andy. Let’s begin on slide #6.

I am very happy to report, that we delivered, once again, a very strong performance this quarter. Our revenue for the second quarter was 103.6 million dollars, a 12 percent increase over $92.1 million dollars one year ago. Our non-GAAP EPS was 40 cents, an 18 percent increase. On a year to date basis, the revenue for the first half of this fiscal year was 211.5 million, which is 21 percent higher than the same period one year ago. Likewise, the non-GAAP EPS for the first half was 70 cents, representing 38 percent growth versus the same period last year. Given these results and the opportunities we see in front of us for the second half of the year, we are reiterating our full-year fiscal year 2015 guidance. This represents 13 to 17 percent revenue growth and 14 to 18 percent earnings per share growth. And, as a reminder, our excellent performance on both the top and bottom line is the result of the many good things we have done over time both organically and through acquisitions.

Before I speak more about our quarterly results, I would like to pause and revisit our call from Monday announcing the acquisition of Danaher’s Communications business.

I recognize that talking about the end goals behind the transaction, namely broader customer adoption, strong revenue and profitability and cash flow growth, without providing you a better map of how we will get there is causing concern. We have been listening to the questions and concerns you have voiced and would like to be more thorough in explaining the unique and compelling benefits of this combination.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide #7: 4 Questions

So let me start to do that now. As I do that, I want to keep four questions in mind. They are noted on slide #7:

1.	What is the growth profile of the businesses we are acquiring?

2.	How does the Danaher Communications business and NetScout complement one another in ways that can drive growth?

3.	Are we biting off more than we can chew?

4.	What type of synergies are possible and when will they be achieved?

I will address each of these important questions.

Slide #8: Question One

Let’s go to slide #8 for the first question, which is, what is the growth profile for these businesses?

•	While we provided you a high-level overview of the revenue and profitability of Danaher’s Communications business, we realize that the commentary may have not have been as clear around the recent performance and outlook.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

•	The Communications business as a whole, and each of the companies that we are acquiring, have generated solid growth, mostly in the mid to high single digits. In the case of Arbor, that growth rate has been higher since it was bought by Danaher. I should note that this growth rate includes service revenue, which usually grows at a slower rate than product revenue.

•	This growth is consistent with the primary markets that both NetScout and the Danaher Communications business target and those markets are projected to continue growing. More importantly, looking ahead, these markets are currently growing in the mid-single digit to low double digit range.

•	With this transaction, we believe we are capable of more than just participating in this growth – we expect to continue taking share over the long term.

•	Each business is profitable but we think there is upside there. We will cover that in a minute.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide 9: Question One continued,

Let’s look into each of these businesses a bit more closely on slide #9.

•	Tektronix Communications is the largest company we will acquire and it represents about half of total with Arbor and Fluke each representing about a quarter of the remainder. It has consistently performed in the high-single digit revenue growth range.

•	For 2014, as you know, the Tektronix business’s revenue has not grown which simply reflects how certain customers are advancing near-term technology initiatives while others take a pause on their instrumentation activities. But here’s the important thing – orders have turned positive and based on our diligence activities, we see growth returning to this business in 2015 with product revenue anticipated to reach the upper single digit growth rates.

•	It is also worth mentioning that the service revenue for this business is smaller on an overall percentage basis than NetScout’s and it has historically grown at a slower rate.

•	Arbor Networks is the second business we are acquiring. We know Arbor well and have a very high regard for its capabilities. It is a leader in cyber security, more specifically it offers solutions that help secure the world’s largest service provider and enterprise networks from DDoS attacks and advanced threats.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

•	Arbor has continued to generate low double digit growth since it was acquired by Danaher in mid-2010 with a strong base of both service provider and enterprise customers. We believe that Arbor’s product revenue will grow in the combined business around the mid-teens.

•	Fluke Networks is the third business we are acquiring, and their offerings span network performance management and troubleshooting, as well as security and performance monitoring. We see this as complementary for a few different reasons but most importantly their primary focus has been on troubleshooting; ours is on providing insight and intelligence into performance.

•	Fluke has reported overall growth in the mid to upper single digits in recent years. We believe that product revenue for this piece will continue to increase in that same range over the coming years.

Slide 10: Question 2

Let’s move to slide #10 for Question Two, which is, how does the Danaher Communications business and NetScout complement one another in ways that can drive growth? I’d like shine some more light on that.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

•	Let’s look at the service provider market. In this vertical, Tektronix has been a leader in the wireline and 3G networks of Service Providers, with an expansive customer base and solid customer relationships. Together with NetScout, we will support over 300 service providers. Our capabilities are very complementary and both are needed by service providers.

•	While NetScout has primarily grown through 4G activity in the US and, to a lesser extent, internationally, LTE deployments and usage remain in a relatively early stage. And, that while adoption of LTE will grow, 3G will remain a very important architecture. Visibility across legacy and next-generation networks is critical, for end-to-end troubleshooting.

•	Gaining access to TekComms’ technologies and capabilities, especially in the RAN optimization and Business Intelligence areas, would better position us for future technology turns with a broader range of service providers who will benefit from stronger interoperability.

•	By joining forces, service providers will be able to integrate monitoring capabilities of NetScout’s solution and troubleshooting capabilities of the Tektronix solution, With the integration of our products, we will be able to give our customers a cost effective way to holistically view their wireline, RAN, VoLTE, 3G and 4G performance, service assurance and BI analytics.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Acquiring these businesses also allows us to extend our reach into new, higher growth adjacent markets. Let me expand on this.

•	First, with Arbor Networks, we jump-start our entry into cyber intelligence and cyber security with a technology and market leader that is trusted by hundreds of service providers and enterprises. We had been planning to extend our capabilities into this area for some time and Arbor accelerates this progress with a range of proven, trusted next-generation security solutions.

•	We plan to use the Arbor platform to accelerate our internal plans to help customers address advanced persistent threat, which we believe is an emerging growth opportunity. We can build on Arbor’s progress in this area without significant increases in investment and by feeding our ASI meta data into their Cyber Analytics suite.

•	Just as important, while a big portion of Arbor’s business lies with service providers today, it is expanding into the enterprise, and we will have a great opportunity to accelerate that progress with access into our large and loyal enterprise installed base.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

•	The acquisition adds significant strategic value by expanding our customer base and geographic footprint. On Monday, Jean provided some high-level details about how that would affect the revenue mix. I want to help you now understand how this can help us drive revenue growth.

•	First, we see opportunity in the Fluke business. As I mentioned, our product lines are generally quite complementary with little customer overlap. This is because Fluke has focused on providing trouble-shooting tools for the mid-tier of the market and Fluke’s capabilities shine in areas that NetScout hasn’t yet focused like SAS, Cloud and WiFi monitoring. As a result, we are optimistic about the cross-selling potential here.

•	Just as important, Danaher’s businesses have built and maintained very strong reseller channels outside of the United States, with many leading VARs who are very knowledgeable and capable of selling these very sophisticated product lines in key markets like Germany, Australia, and Japan. We have known some of these resellers for many years, but we had been unable to establish formal relationships with them due to their exclusivity with these companies.

In summary, these businesses enable NetScout to not only expand its total addressable market from over $4 billion to over $8 billion, but also allow us to fully capitalize on this opportunity via a more powerful solution set and a much broader go-to-market strategy in both the North American and the International geographies.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

SLIDE #11: Question #3

Turning to slide #11, let’s move on to question number three, which is: Are we biting off more than we can chew?

•	My answer to this is, no. Here’s why.

•	First, we have proven before that we can integrate the product lines we acquire, along with the people responsible for development, selling and support.

•	When we acquired Network General, we were able to retain virtually every single senior leader across all areas of that business, including sales, and they are still working with us today. We integrated the product lines in ways that added value for customers and without much dislocation to the sales activity.

•	We also streamlined and improved the manufacturing process and other areas that helped drive improved gross margins.

•	Second, these businesses do not present the same type of product overlap that existed when we acquired Network General. This will make integration a more straightforward process from a developing and engineering perspective, as well as from a sales, marketing and support perspective.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

•	Third, as I mentioned on Monday, we have very compatible cultures. Both teams believe in the power of “traffic-based” instrumentation, a customer first mentality and working on creative solutions to solve the next generation problems. This was further reinforced during the extensive diligence process both sides engaged in, prior to the announcement. I am very pleased with the reception we’ve received from the teams at Danaher Communications. During the meetings I have conducted at various US locations in the past couple of days, I feel that their people are eager to join a company, which is a pure-play leader in this space, which is better aligned with their market focus and which has long track record of staying power and innovation.

•	In addition, I am very pleased to have an experienced executive like Jim Lico, join as a Director on the NetScout Board. Jim was instrumental in building the Danaher’s Communication Group franchise over the past 10 years and has very deep knowledge of all aspects of this business. Jim and I have built tremendous mutual trust and respect for each other, during all the hard work and discussions leading up to this announcement. His expertise and advice will be very valuable to me and our team, during the integration phase of this transaction.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide 12: Operating Synergies

Let’s move on to the last question, which is on slide 12. What type of synergies are possible and when will they be achieved?

•	As I just mentioned, the experience we’ve gained in the past provides a solid foundation for us so that we can take the steps necessary to pursue meaningful synergies in a short time. These actions, in conjunction with anticipated revenue growth, will help us drive profitability substantially higher, particularly as we move out of year 1 and into year 2, of the combined operation.

•	As we said on the call, this deal is accretive on a non-GAAP basis in the first full year of operation. However, in any business combination, there are always cost synergies and this is no exception. We expect to be able to leverage our purchasing power and extend our proven manufacturing techniques in ways that will improve product gross margin by a few percentage points over the next few years.

•	Additionally, we will integrate the operations of the three companies we are acquiring, and be able to achieve synergies by using common infrastructure platforms, and by eliminating or reducing expenses associated with programs and capabilities already in place.

•

Overall, during the first year of combined operations, we initially estimate that it is probable to identify, remove and begin realizing cost synergies of about 5 percent on the 900 million dollars within the combined cost base of both

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

organizations. We expect to realize the full effect of those initial actions in the second year of operations, while also exploring the potential to improve upon that as we more closely examine how to best align our go-to-market and related support programs and initiatives. This also does not include any potential tax savings that we can realize moving forward after the acquisition closes.

While much of this was learned in greater detail during our mutual diligence processes, Jim Lico and I had been discussing the industry and challenges for a few years. This prompted us to start exploring the possibility of combining the Danaher’s communication business with that of NetScout, as it can help us grow our scale, size and reach on multiple fronts. And that was what we have done with our announcement on Monday. Customers can immediately benefit from this combination, as soon as the transaction is closed, and we will deliver strong revenue growth, which, in combination with prudent investment and taking advantage of substantial operating synergies that exist, will enable us to push profitability higher and generate exceptional free cash flow. The response this week from the industry, our customers and employees at both NetScout and Danaher has been terrific.

We know that we have more work to do with the investor community but I ultimately believe you are going to be as enthusiastic. I hope that this context around the proposed acquisition has been helpful, although we recognize that this won’t answer every question you may have. Jean, Andy and I will plan to spend more time meeting directly with you in the weeks and months to come, as we strive to help you understand the full potential of this transaction. With that said, I do want to make sure I spend some time on the excellent results we reported this quarter.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Our performance this quarter reflects the continued market acceptance of our nGeniusONE product, which is powered by our ASI software and was launched about a year ago. We are pleased with the momentum we continue to build with our customers worldwide. Our largest service provider customers continued to spend with us during the second quarter and we continue to identify new pockets of opportunity with them and other service provider customers. We were also pleased with the order flow from our enterprise customers, which was complemented by improvement from our government customers.

We believe these dynamics bode well for us as we move forward. At the mid-point of our guidance, our revenue is on target with 46 percent achievement. And similar to the past couple of years, we expect a strong second half of this fiscal year. Consequently, we have reiterated our guidance and left our targets for revenue and EPS unchanged. The revenue range represents 13 to 17 percent growth and the EPS range represents 14 to 18 percent growth.

I mentioned earlier that our markets are growing. According to research firm IDC, the market for network management software is expected to grow 4.1% this year, with a compound annual growth rate of 6% projected through 2018. Other sectors like application performance management, cyber security and business intelligence are growing as fast or faster, and the lines between some of these traditionally distinct areas are blurring. With our proposed acquisition, we believe that we will be well positioned to thrive in growing end-markets on multiple fronts.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

In the service provider vertical, we see continued growth from our customers. The service provider demand for higher value intelligence and analytics remains strong. We have a strong pipeline and continue to believe that we will have 20 percent or more growth in this vertical. As we discussed last quarter, while our mid-year growth rate on service provider is almost 50 percent for product revenue, we continue to believe that it will normalize to the 20% level.

We see significant opportunity ahead. As you know, service providers are actively evolving their core 4G/LTE mobile networks in both the US and abroad, and this plays into NetScout’s sweet spot. According to recent research from Ovum, the number of LTE mobile broadband subscribers around the world reached the 250 million milestone this past spring and it is expected to exceed 2 billion subscribers by 2019.

Within our Enterprise vertical, revenue grew 12% on a year-over-year basis as we saw improved demand from a variety of industries, most notably healthcare. On a related note, adoption and deployment of nGeniusONE continued into the second quarter, and we believe that this platform will become increasingly relevant for enterprises seeking real-time operational intelligence that can help them proactively identify, monitor and resolve service issues. Our installed base of loyal enterprise customers provides us with an excellent position from which we can gain “mindshare” and continue to grow. Our enterprise customers have traditionally relied on our capabilities to manage and optimize their networks. Our new Service and Traffic Triage value proposition will continue to drive our growth in the coming months, and will be further bolstered by inroads into the unified communications and packet flow switch segments of our business.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Since this is the quarter that coincides with the federal government’s year end, we also saw growth due primarily to the timing and magnitude of certain projects with certain U.S. agencies, combined with a slightly more stable purchasing environment. The percentage growth for government for the first half approached 50% and we could see continue to see revenue in this vertical grow due to on-going strategic projects.

Summary

In summary, Q2 was another good quarter for NetScout and we are looking forward to a strong second half. We are excited about NetScout’s future and the opportunity we see to build upon the strong results we posted today. The acquisition of Danaher’s Communications business will enable us to become an even stronger and more strategic partner to our customers.

Bringing together these two well-respected organizations will merge very complementary technology bases and deep domain expertise. Through this transaction, our company will also gain the size, scale and capabilities to support continued growth. We have a unique opportunity to take a bold step and strengthen our company in many dimensions and provide us with the runway for strong revenue growth, higher profit growth and excellent cash generation for many years to come.

In closing, our strategic direction is clear. We are confident in our prospects for continued success both in the short term and in the longer term. As always, our success would not be possible without the hard work and tenacity of our employees so I’d like to thank them for their ongoing commitment and focus.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Now, I will turn the call over to Michael ….

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide 13: COO Perspective

Michael Szabados: Thank you, Anil.

Turning to the business at hand, as Anil discussed, NetScout continued to successfully grow its business during the second quarter of fiscal year 2015. I’d like to expand on several areas that Anil touched upon.

First, I’d like to add to Anil’s view on what’s happening with our business in the service provider marketplace. As he mentioned, we continued to work closely with all of our major service provider customers to address both near-term and longer-term requirements. Our success in this vertical during the past several years reflects positively not only on our product and technology development initiatives but also upon the strategic and tactical investments we’ve made to broaden the sales, sales engineering, product marketing and support resources. But design wins and purchasing can take a long time. The incumbency and installed base that Tektronix has can really help us accelerate our efforts and uncover new opportunities.

As we move forward, we are continuing to add incremental resources aimed at driving further adoption of our solutions at our service provider customers. This includes continuing to enhance our offering in ways that will support new VoLTE services as well as expand our penetration with cable MSOs or multi-systems operators. In the US, for example, major cable companies are embracing IP- technology to deliver new services, and this trend plays into the sweet spot of NetScout’s experience and core competence. For example, Cable MSOs are

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

aggressively rolling out “carrier-grade” Wi-Fi connectivity services to extend beyond traditional fixed environments in an effort to retain existing broadband customers and attract new ones. During the quarter, we won new business with a large cable MSO to help them monitor and manage their Wi-Fi services. We expect that our investments to further expand our penetration into the cable MSO market will continue to yield tangible results over the coming quarters.

In the enterprise, as Anil mentioned, our customer penetration strategy is built largely around leveraging our existing customer base by expanding our value to new users mostly in IT Operations. nGeniusONE is emerging as a uniquely effective tool to isolate failures in complex IT services in a matter of minutes versus many hours using legacy tools. This, combined with our ability to identify and prevent impending problems make nGeniusONE a valuable asset that helps safeguard the mission-critical business applications and helps better leverage the element management tools in optimizing the performance of those applications.

I think it is important to remember that nGeniusONE was launched about 4 quarters ago. Not surprisingly, customers are moving thoughtfully to take advantage of its capabilities in conjunction with their broader IT projects. Feedback on nGeniusONE remains very positive. Using our solutions, our customers can fix their issues faster, avoid wasting time by finger pointing at other groups, and enhance the overall end-user experience, all of which help improve ROI and reduce very real business and operational risks.

While nGeniusONE analyzes a growing list of core services and applications, our on-going investment in the unified communications area in particular is being rewarded with

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

increasing customer interest and deal flow. Healthcare is one industry where the value of our solutions is critical to the quality and speed of care they provide, particularly when it comes to accessing patient records or sharing images during medical procedures. During the second quarter, we closed several major deals to support customers who are moving to implement voice over IP architectures in healthcare, government, and in other verticals.

For example, we won new business with a leading provider of regional roadside assistance services in conjunction with a migration to a new, more cost-effective IP-based infrastructure. NetScout won this business by demonstrating its ability to monitor SIP-based voice transport traffic, quickly triage application and network performance issues, and provide granular insight into the quality of the end user experience – all while reducing the number of tools that the IT organization relies upon. We continue to focus on UC because we see increasing customer need across the enterprise and government agencies. Our technology and approach are uniquely suited to these needs, and it is a natural extension for us because these projects are often implemented within the network operations teams or in close cooperation with them.

We also saw strong improvement in the government sector this quarter, as compared to a year ago. A key win involved a major agency acting as an internal provider of IT services to other agencies within the Department of Defense – nGeniusONE is their principal service assurance platform. We also see additional opportunities to help them better manage their voice, video, mobility and UC programs in the coming quarters. This win is an example of how our work in the service provider space has opened the way for NetScout to demonstrate its ability improve services for large numbers of users, well beyond the scale of a single typical enterprise.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

In general, the competitive landscape remains unchanged, in a fairly fragmented enterprise market, with many legacy element management tools used by multiple IT teams to assure service quality and performance in the face of new problems. These include the impact of major IT trends, such as BYOD, Virtualization, Cloud, and SDN. NetScout’s opportunity is to solve these problems faster and better based by using a wholly different approach based on traffic data and our proprietary ASI technology.

Finally, I’d like to provide a quick update on NetScout marketing. As we look forward, we believe that it will be increasingly important to amplify our messages to the marketplace, and this will certainly be critical once we complete the proposed acquisition. We have already taken some important steps in this direction. For example, we’ve added to our existing corporate and field marketing teams; and we’ve engaged a new marketing firm to help us further elevate the NetScout brand. We are also seeking to maximize our presence at trade shows that we believe can drive lead generation into adjacent market segments. The outstanding success of our exhibit at the recent Oracle OpenWorld conference, attended by over 60,000 IT professionals, is a good example of that.

Recognition of NetScout in the marketplace continues to grow. In August, we won a number of Stevie awards for having the best telecom and hardware products. Additionally, we were also notified that NetScout will be included within the Barron’s 400 Index for the fifth consecutive year based on our fundamental soundness, growth characteristics, profitability and overall attractiveness to investors.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

In summary, we are proud of our solid results this quarter, and we are staying focused on continuing our execution even as we prepare to complete the acquisition of Danaher’s communication business. In addition, I am very excited about NetScout’s potential in the marketplace and look forward to working closely with the teams at Tektronix Communications, Arbor Networks and Fluke Networks once our transaction closes.

With that said, let me turn it over to Jean for the financial review.

Slide 14: CFO Review

Jean Bua:

Thank you Michael and good morning everyone.

I’ll plan to review key metrics for both the second quarter and first half of fiscal year 2015, and then I will discuss our guidance. As mentioned at the outset, we will be referencing non-GAAP metrics when appropriate, and comparing all figures against the comparable prior year period unless otherwise noted.

Slide 15: Q2 FY 2015 Income Statement

To begin our financial discussion, we will be starting with the slide number 15 of our presentation which is accompanying our call and is posted on our website.

I will briefly review a number of key items within the income statement. For our second fiscal quarter, total revenue was 103.6 million dollars which is an increase of 12 percent from the same quarter in fiscal year 2014.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Our product revenue was 58.0 million dollars, which is an increase of 11 percent over the same quarter in fiscal year 2014. Service revenue was 45.6 million dollars, which is a 14 percent increase from the same quarter in the prior year.

Our earnings per share for the second quarter were 40 cents which is an 18 percent increase from the same quarter in the prior year.

Slide 16: NetScout Q2 FY 2015 Growth

Let’s turn to Slide 16 to review our profitability during the second quarter in more detail. We achieved our quarterly results while delivering strong margins that remain within or near our long-term targets. Focusing on the non-GAAP metrics on the lower half of the slide, our gross profit was 83.3 million dollars representing an 80.4 percent margin. This compares against 73.7 million dollars and a gross margin of 79.9 percent.

Income from operations was 26.9 million dollars and our operating margin for the quarter was 26.0 percent. The 19% growth from the prior year demonstrates our operating leverage as we continued to grow revenue.

Net income was 16.6 million dollars, or 40 cents per diluted share, which grew 16 percent from last year. The net income margin was 16.0 percent, which is up from 15.5 percent one year ago.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide 17: 1H FY 2015 Income Statement

Slide 9 shows our performance during the first half of fiscal year 2015. For the first six months of fiscal year 2015, total revenue was $211.5 million, which is an increase of 21% over revenue of $174.2 million. Product revenue for the first six months was 122.3 million dollars, which represents an increase of 28%. Service revenue was 89.2 million dollars, which is a 13% increase. First-half EPS was 76 cents per share, a 38% increase.

Slide 18: 1H FY 2015 Product Revenue Composition

Slide 18 provides detail on Product Revenue Composition for the first half of fiscal year 2015. As a reminder, the timing and magnitude of various projects by our customers can skew on a year-over-year basis the quarterly comparisons, which is why we focus our commentary on the year-to-date trends.

The components of our 122.3 million dollars of Product Revenue through the second quarter fiscal year 15 were as follows:

•	Service Providers product revenue was $55.4 million, or 45% of total product revenue.

•	Government product revenue was $16.1 million, or 13% of total product revenue; and

•	General Enterprise product revenue was $50.9 million, or 42% of total product revenue.

As Anil noted, the product revenue composition for this quarter was more balanced than the prior quarter thanks to improvement in both the General Enterprise and Government sectors

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

with service provider normalizing to its more recent product revenue composition. In terms of our results in Government, Michael’s comments earlier spoke to a major win, which was certainly helpful in contributing to this growth as was the improved stability in the overall U.S. federal budget when compared with the past couple of years. In terms of our enterprise growth, in addition to modest expansion in the financial industry, which is our largest vertical in the enterprise, we also generated strong growth in the healthcare sector as Michael also noted.

We continue to expect that our full year fiscal 2015 annual composition percentages will more than likely be in line with our historical composition percentages.

Slide 19: 1H FY 2015 Product Revenue Growth by Sector

Slide 19 shows our product revenue growth rates in the first half of fiscal year 2015 by vertical.

Consistent with our earlier comments, General Enterprise generated product revenue growth of 7% for the first six months after a flat first quarter since this vertical delivered lower teens growth for this second quarter, while service provider product revenue is up by 49% for the year to date. Overall, we expect that our Enterprise product revenue growth will continue to trend favorably during the second half of fiscal year 2015 while service provider product revenue growth rates are anticipated to normalize at approximately 20% for the year.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide 20: 1H FY 2015 Total Revenue Composition

Slide 12 shows our Total Revenue Composition for the first half of fiscal year 2015.

The composition of our 211.5 million dollar of Total Revenue for the first six months of fiscal year 2015 was as follows:

•	Service Providers generated $85 million, or 40% of total revenue;

•	Government customers produced $29.7 million, or 14% of total revenue; and

•	Our General Enterprise customers represented $96.7 million, or 46% of total revenue.

Slide 21: 1H FY 2015 Total Revenue Growth by Sector

Turning to Slide 13 … This shows our total revenue growth by sector for the first six months of fiscal year 2015.

Reflecting my earlier review of the second quarter and the related detail on product revenue, our total revenue for the general enterprise sector is now up 5% on a year-over-year basis while service provider is now up by 42%. Total revenue in Government is up by 34% on a year-to-date basis.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide 22: 1H FY 2015 Revenue by Geography

Let’s turn to slide 22 for a review of our revenue by geographic region for the first half of fiscal year 2015.

For the first half of the year, the revenue mix was 78 percent domestic and 22 percent international. This primarily reflects our ongoing strength with our domestic service provider customers, along with a seasonally slower second quarter in Europe, the overall weaker economic environment in this region that has persisted for some time now and the relatively early stage of investment in 4g/LTE by carriers outside of North America. Within our international sales, Europe represented 10 percent of revenue with 5 percent for Asia and 7 percent for the rest of the world.

Slide 23: Balance Sheet Highlights & Free Cash Flow

Slide 23 details our balance sheet highlights and free cash flow.

We continue to maintain strong liquidity. At the end of Q2 fiscal 2015, we had invested cash, short term marketable securities and long-term marketable securities of 217.3 million dollars. Combined with our current revolver capacity, our total liquidity exceeds 465 million dollars. Financially, we are well positioned to execute on our product and go-to-market strategies.

Our fiscal year 15 free cash flow for the first six months was 24.9 million dollars. This reflects $29.0 million in cash flow from operations less 4.0 million dollars in capital expenditures. Our operating cash flow was impacted by changes in working capital, most notably the shipment skew of this quarter along with slightly higher inventory purchases.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

During the second quarter of fiscal year 2015, as part of our existing 100 million dollar open market stock repurchase program, we repurchased 250,000 shares of common stock at an average price of $44.83 per share, totaling $11.2 million. For the fiscal year 2015 to date, NetScout has repurchased 500,000 shares at an average price of $41.81 per share, totaling $20.9 million.

Accounts receivable net of allowances was 49.8 million dollars down from 60.5 million dollars at the end of fiscal year 2014. Days sales outstanding were 43 days for the quarter compared to 26 days last quarter and 47 days for the fourth quarter of fiscal year 14.

Inventories were 14.5 million dollars. This is up by 1.9 million dollar since the end of fiscal year 2014.

Our total deferred revenue was 117.6 million dollars representing a 16.3 million dollar decrease from 133.9 million dollars at the end of March. This decrease is in line with our historical pattern as we see lower levels of renewals in the second quarter.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Slide 23 and 24: Guidance – FY 2015

Turning to our guidance for fiscal year 15, Slide 23 illustrates our guidance range for revenue and earnings per share.

We are reiterating our guidance for FY 15 for both revenue and earnings per share.

Our GAAP and non-GAAP revenue guidance for fiscal year 2015 is 450 million dollars to 465 million dollars yielding a total revenue growth rate of 13 to 17 percent. The driver of our revenue growth continues to be our product revenue which is expected to grow in the range of 18 to 23 percent for the full fiscal year.

Revenue for the first half of fiscal 2015 represents approximately 46% of the mid-point of our top-line guidance. Similar to last year, we expect the second half of the year to be relatively evenly balanced between the third and fourth quarters, with a slight skew toward the fourth quarter.

Our earnings per share guidance range for fiscal year 2015 is $1.74 to $1.81 yielding an EPS growth rate range of 14 to 18 percent. As a reminder, the research and development tax credit has not been renewed and this is reflected in our effective non-GAAP tax rate for the fiscal year 15 of approximately 38 percent. Our guidance reflects modest leverage in our operating model as we continue to make important investments into our operations in areas such as R&D, sales and marketing.

NetScout Systems, Q2 FY15 Management’s Prepared Remarks, 10/16/14

Before we conclude the financial portion of our remarks, as Anil mentioned earlier, we will continue our efforts to reach out to our shareholders to arrange calls and meetings to further discuss our recently announced transaction. We will also plan to participate in several investor conferences during the last couple of months in 2014 including

•	We will participate in the RBC Capital Conference in NYC on November 11;

•	We will attend the Nasdaq Investor Conference in London on December 3; and

•	We will present at the BMO Technology Investor Conference in NYC on December 10.

That concludes our prepared remarks this morning. Thank you for joining us and we look forward to taking your questions.

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